

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 20, 2016

Mr. Ravichandra K. Saligram
Chief Executive Officer
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 0C6

> **Re: Ritchie Bros. Auctioneers Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **Form 10-Q for the Quarterly Period Ended June 30, 2016**
> **Filed August 8, 2016**
> **Form 8-K furnished August 8, 2016**
> **File No. 001-13425**

Dear Mr. Saligram:

    We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.   We note several instances where you present a non-GAAP measure without presenting the comparable GAAP measure. For example, you present EBITDA Margin, Debt/Adjusted EBITDA, Adjusted Dividend Payout Ratio, and Return on Invested Capital ("ROIC") in your Form-10-Q and you also present Working Capital Intensity and Return on Net Assets ("RONA") in your Form 8-K filed August 8, 2016 without presenting the comparable GAAP measure. Please revise your future filings to include the comparable GAAP measures and ensure that your non-GAAP measures do not

precede the most directly comparable GAAP measure. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

2.   We note several instances in your Form 10-Q and your August 8, 2016 Form 8-K where you present a non-GAAP measure that is not clearly labeled as such. For example, ROIC, RONA, and Working Capital Intensity. Please revise your disclosures in future filings to clearly label these measures as non-GAAP.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 or Christine Dietz, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services